FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Offers Cross-Platform Solution for Secure Voice and Data Communications	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry Offers Cross-Platform Solution for Secure Voice and Data Communications

BlackBerry and Samsung supply the first spy-proof tablets to the German government

Berlin, DE - 02 September 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, announced today at the IFA Berlin conference that its SecuTABLET is being used by government agencies in Germany to ensure its staff can work on the go without falling victim to espionage.

BlackBerry’s highly secure tablet, integrated with government-grade MAM technology, is based on the latest version of the Samsung Galaxy Tab S2, and was approved by the German Federal Office for Information Security (BSI) at the “classified - for official use only” (VS-NfD) security level. The SecuTABLET is the latest BlackBerry cross-platform solution that fulfills the strict security guidelines set by German government agencies. SecuSUITE for BlackBerry 10 had also received approval and has long been used by the German government to secure its mobile voice and data communications.

The SecuTABLET uses the Secusmart Security card responsible for securely encrypting the transfer of mobile data as well as encrypting all the information stored on the device. Also integrated into the tablet is software that provides Certificate Management for managing all keys and certifications stored in the Secusmart Security Card and VPN for cryptographically secured data communication. Secusmart’s leading secure voice technology will be added later this year. In conjunction with Samsung’s Knox security platform and BlackBerry’s MAM platform, the SecuTABLET enables users to access both business apps for working securely on the go and personal apps, all the while meeting the strict security requirements of German government agencies.

BlackBerry Hub is your secure message center
BlackBerry recently launched a software licensing program that enables the BlackBerry Hub and other applications to be available on devices running Android 6.0 Marshmallow. This means the BlackBerry Hub is now the SecuTABLET’s centralized and secure messaging inbox, collecting all messages, such as emails, calendar entries and any application notifications in one organized location.

“With the SecuTABLET, for the first time, we are combining secure software and hardware from multiple manufacturers into a joint solution. Receiving approval from the BSI confirms our resolve to offer solutions that combine maximum security with ease of operation and that are always available on the very latest hardware,” said Dr. Christoph Erdmann, Managing Director of Secusmart.
Samsung Knox separates personal and business data
Samsung has also made its Knox mobile security platform available on the SecuTABLET. Knox is able to reliably separate sensitive information from personal data, meaning that users can easily and securely switch between using their device for business and personal purposes.

“Our collaboration with BlackBerry’s Secusmart is a testimony to our commitment to mobile security,” emphasized Sascha Lekic, Director of B2B Sales, IT & Mobile Communication at Samsung Electronics GmbH. “Samsung Knox has allowed us to add an extra level of security to the use of Android on Samsung smartphones and to create a foundation on which to develop mobile security solutions. The SecuTABLET is an impressive example of this.”
The BlackBerry SecuTABLET is globally available now. For more information, visit: https://www.secusmart.com/en/for-companies/secutablet.

About Secusmart GmbH
A BlackBerry subsidiary, Secusmart (www.secusmart.com), is one of the world’s leading experts in the development and implementation of comprehensive solutions for protecting businesses and public authorities from electronic eavesdropping. With its SecuSUITE for Government high-security solution, which is already used by more than 20 governments worldwide, Secusmart also protects the communications of governments outside of Germany as well as agencies and organizations responsible for providing emergency services. The trusted and well-established SecuSUITE for BlackBerry 10 continues to secure the mobile communications of German government ministries and agencies.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

BlackBerry German Media Relations, Swenja Hintzen
+ 49 (0)151-54360563
presse@secusmart.com

Samsung Media Relations, Sebastian Boms
Sebastian.Boms@samsung.de

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 2, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer